

Mail Stop 4561

November 30, 2006

George R. Jensen, Jr.
Chief Executive Officer
USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern Pennsylvania 19335

Re: USA Technologies, Inc.
Registration Statement on Form S-1
Filed on October 20, 2006
File No. 333-138116
Form 10-K for the fiscal year ended June 30, 2006
Filed on September 28, 2006
File No. 0-50054

Dear Mr. Jensen:

This is to advise you that a preliminary review of the above amended registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of your registration statement and we have not made a screening determination regarding the level of review of this filing. We note the following deficiencies, among other matters.

Form S-1

General

1.   Please revise to update your financial statements and corresponding disclosure pursuant to Item 3-12 of Regulation S-X.

2.   We refer you to comment 2 of our letter of October 30, 2006. We remind you that upon amending your registration statement, please revise your selling security holder table to disclose the number of shares of common stock beneficially owned by Mr. Illes that remain to be sold pursuant to previously effective registration statements. Similar disclosure should be provided for all other selling security holders included in this registration statement that also have shares registered pursuant to previously effective registration statement. Also,

revise your cover page to provide appropriate disclosure regarding your simultaneous offerings and the number of shares that are remaining to be sold by Mr. Illes or any other selling security holder. Alternatively, confirm that Mr. Illes, or any other selling security holder, is no longer offering any shares of common stock for resale pursuant to previously effective registration statements and advise when USA Technologies intends to file post-effective amendments regarding its prior registration statements to deregister the shares of common stock that have been previously registered but not sold.

3.   We note that you are utilizing Rule 429 to carry forward shares from two previously effective registration statements. Please confirm that there are no other securities that remain unsold pursuant to these registration statements or revise your registration statement to deregister the remaining unsold shares. Alternatively, if there are remaining shares that continue to be offered, revise your registration statement to carry-forward theses additional shares, as well.

4.   We refer you to the immediately preceding comments. To the extent that Mr. Illes or any other security holder continues to offer shares of common stock pursuant to previously effective registration statements that have not already been carried forward pursuant to Rule 429, upon amending your registration statement and in the interest of simplified disclosure, please consider the application of Rule 429 to the remainder of the registered but unsold securities.

Part II, page 72

Item 17. Undertakings, page 85

5.   Please revise your registration statement to include all undertakings that apply to this offering. In this regard, it appears as though USA Technologies is subject to Rule 430C and should include any corresponding undertakings.

Form 10-K for the fiscal year ended June 30, 2006

6.   It does not appear that the disclosure in your Form 10-K for the year ended June 30, 2006 conforms to Item 307 of Regulation S-K. In this regard, we note your disclosure in the above referenced Form 10-K that the "the disclosure controls and procedures effectively ensure that the information required to be disclosed in the Company's filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." While this disclosure appears to be substantially similar to the definition of disclosure controls and procedures set forth in Rules 13a-15 and 15d-15, your text suggests that the disclosure controls and procedures that were evaluated by your Chief Executive

Officer and Principal Financial Officer were narrower than the specific disclosure controls and procedures defined by paragraph (e) of the Rules. Accordingly, supplementally advise whether USA Technologies' disclosure controls and procedures were effective as defined in paragraph (e) of Rules 13a-15 and 15d-15 for the year ended June 30, 2006. Also, confirm that USA Technologies will evaluate its disclosure controls and procedures, as defined by these rules, in all future reports, as applicable.

*   *   *   *   *

As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey B. Werbitt at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Douglas M. Lurio, Esquire
        Lurio & Associates, P.C.
        One Commerce Square
        2005 Market Street, Suite 2340
        Philadelphia, Pennsylvania 19103-7015